

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2024

Michael McFadden
Chief Executive Officer
Alpha Cognition Inc.
1200 – 750 West Pender Street
Vancouver, BC, V6C 2T8

> **Re: Alpha Cognition Inc.**
> **Registration Statement on Form S-1**
> **Filed October 16, 2024**
> **File No. 333-282675**

Dear Michael McFadden:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason Brenkert